UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41373

AUSTIN GOLD CORP.
(Translation of registrant's name into English)

1021 West Hastings Street, 9th Floor
Vancouver, British Columbia, Canada, V6E 0C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits

99.1	Notice of Meeting and Information Circular dated March 19, 2025
99.2	Notice and Access Notice to Shareholders for Annual Meeting
99.3	Form of Proxy for Annual Meeting
99.4	Financial Statement Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austin Gold Corp.
(Registrant)

Date: March 20, 2025	By:	/s/ Dennis Higgs
	Name:	Dennis Higgs
	Title:	President